

August 13, 2025

P. Kent Hawryluk
Chief Executive Officer
MBX Biosciences, Inc.
11711 N. Meridian Street, Suite 300
Carmel, IN 46032

      Re: MBX Biosciences, Inc.
          Draft Registration Statement on Form S-1
          Submitted August 8, 2025
          CIK No. 0001776111

Dear P. Kent Hawryluk:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Edwin O'Connor, Esq.